SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Act of 1934

For the month of February, 2003

of Chile, Bank

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation or organization)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is a Press Release issued by the Bank on February 20, 2003 regarding the Bank’s financial statements for the twelve months ended December 31, 2002

NOTES

a)	Banco de Chile filed with the Superintendencia de Bancos e Instituciones Financieras (the Chilean Superintendency of Banks and Financial Institutions), a report which included the financial condition and results of operation at December 31, 2002.

The report was prepared based upon accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States.

b)	This report is a free translation of the original in Spanish.

c)	The pro-forma consolidated financial statements as of December 31, 2001, are the sum of the consolidated financial statements of Banco de Chile and Banco de A. Edwards as of the same date, eliminating transactions between both Banks and their Subsidiaries and presenting the restated figures according to the Consumer Price Index (CPI) used for price-level restatement (3.0%).

d)	The complete financial statements, together with their respective notes and the corresponding report of the independent accountants, are available at www.bancochile.cl, as well as, from the offices of Banco de Chile.

Ch$	–	Chilean pesos
MCh$	–	Millions of Chilean pesos
US$	–	United States dollars
ThUS$	–	Thousands of United States dollars
UF	–	An Unidad de Fomento (UF) is an indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate

Banco de Chile and Subsidiaries

Consolidated Financial Statements

as of December 31, 2002 and 2001

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,

(Expressed in million of Chilean pesos)

ASSETS	2002	Proforma 2001
	MCh$	MCh$
CASH AND DUE FROM BANKS	676,422.6	794,967.9

LOANS:
Commercial loans	2,517,318.6	2,791,327.8
Foreign trade loans	611,671.0	536,150.0
Consumer loans	412,757.3	399,144.1
Mortgage loans	1,187,270.8	1,303,731.3
Leasing contracts	249,092.6	255,454.7
Contingent loans	381,767.5	382,421.9
Other outstanding loans	601,880.0	437,463.4
Past due loans	144,936.8	124,300.9

Total loans	6,106,694.6	6,229,994.1
Allowance for loan losses	(195,436.4)	(193,833.7)

Total loans, net	5,911,258.2	6,036,160.4

OTHER LOANS:
Interbank loans	54,817.9	29,653.5
Investments purchased under agreements to resell	32,177.4	51,463.3

Total other loans	86,995.3	81,116.8

INVESTMENTS:
Government securities	869,351.6	1,145,741.9
Other financial investments	420,914.4	644,108.3
Investment collaterall under agreements to repurchase	276,456.8	228,219.1
Assets held for leasing	23,530.8	7,726.0
Assets received in lieu of payment	18,996.8	33,840.2
Other non financial investments	2.5	2.1

Total investments	1,609,252.9	2,059,637.6

OTHER ASSETS	188,538.5	157,132.3

FIXED ASSETS:
Bank premises and equipment, net	139,343.5	148,873.5
Investments in other companies	4,776.7	5,361.7

Total fixed assets	144,120.2	154,235.2

Total assets	8,616,587.7	9,283,250.2

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,

(Expressed in million of Chilean pesos)

LIABILITIES AND SHAREHOLDERS’ EQUITY	2002	Proforma 2001
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,072,182.6	938,347.4
Time deposits	3,659,283.4	4,238,645.2
Other demand and time deposits	443,207.0	408,190.8
Securities sold under agreements to repurchase	276,675.0	255,275.6
Mortgage finance bonds	1,084,041.2	1,395,340.8
Contingent liabilities	380,992.5	382,053.2

Total deposits and other liabilities	6,916,381.7	7,617,853.0

BONDS ISSUED:
Bonds	4,592.5	8,170.8
Subordinated bonds	277,654.2	271,527.4

Total bonds issued	282,246.7	279,698.2

BORROWINGS FROM FINANCIAL INSTITUTIONS AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	3,763.3	4,520.8
Other Central Bank borrowings	—	74,754.6
Borrowings from domestic financial institutions	50,487.7	46,258.5
Foreign borrowings	510,344.2	336,115.1
Other liabilities	75,896.0	73,740.0

Total borrowings from financial institutions and Central Bank	640,491.2	535,389.0

OTHER LIABILITIES	138,677.7	154,624.6

Total liabilities	7,977,797.3	8,587,564.8

VOLUNTARY ALLOWANCE FOR LOAN LOSSES	20,557.3	38,913.3

MINORITY INTEREST	3.4	3.3

SHAREHOLDERS’ EQUITY:
Capital and reserves	555,423.9	555,934.3
Other equity accounts	10,170.7	851.2
Net income for the year	52,635.1	99,983.3

Total shareholders’ equity	618,229.7	656,768.8

Total liabilities and shareholders’ equity	8,616,587.7	9,283,250.2

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,

(Expressed in million of Chilean pesos)

	2002	Proforma 2001
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	689,713.3	816,730.6
Gains from trading activities	23,251.3	23,580.8
Income from fees and other services	94,245.1	90,216.7
Gains from foreign exchange transactions	—	4,017.9
Other operating income	9,617.4	4,841.0

Total operating revenues	816,827.1	939,387.0
Less:
Interest expense	(322,117.1)	(470,108.2)
Losses from trading activities	(9,915.0)	(10,701.5)
Expenses from fees and other services	(13,569.9)	(13,895.1)
Losses from foreign exchange transactions	(30,917.1)	—
Other operating expenses	(3,576.1)	(4,097.2)

Gross margin	436,731.9	440,585.0
Personnel salaries and expenses	(134,219.3)	(133,088.5)
Administrative and other expenses	(101,115.1)	(98,603.5)
Depreciation and amortization	(23,236.6)	(19,008.8)

Net margin	178,160.9	189,884.2
Provision for loan losses	(132,554.0)	(95,336.0)
Loan loss recoveries	11,913.7	16,072.2

Total operating income	57,520.6	110,620.4

NON OPERATING RESULTS:
Non operating income	6,782.8	12,092.5
Non operating expenses	(19,477.4)	(9,560.3)
Equity participation in net income (loss) in investments in other companies	(969.4)	2.6
Net loss from price-level restatement	(9,596.2)	(10,248.6)

Income before income taxes	34,260.4	102,906.6
Income taxes	1,153.2	284.8

Income after income taxes	35,413.6	103,191.4
Minority interest	(1.1)	(1.1)

Surplus	35,412.5	103,190.3
Voluntary loan loss allowance	17,222.6	(3,207.0)

Net income for the year	52,635.1	99,983.3

Héctor Hernández G.	Pablo Granifo L.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 20, 2003

BANCO DE CHILE

By:	/s/ JULIO GUZMAN H.
Julio Guzman H., Acting General Manager